FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

August 8, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 8, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer acquires 2,000,000 common shares of International Tower Hill Mines Ltd. and grants incentive stock options.

Item 5.	Full Description of Material Change

The Issuer reports that, on August 4, 2008, the Company exercised the 2,000,000 common share purchase warrants of International Tower Hill Mines Ltd (TSXV: ITH, AMEX: THM, Frankfurt: IW9) (“ITH”) held by it and thereby acquired an additional 2,000,000 common shares of ITH at a price of CAD 1.00 per share.  As a result of the acquisition of these common shares, the Issuer now holds an aggregate of 4,852,300 common shares of ITH, representing approximately 11.07% of the issued and outstanding common shares of ITH.

The Issuer is not acting jointly or in concert with any other persons or companies in connection with the acquisition of the ITH common shares.  The Issuer acquired the common shares of ITH for investment purposes only, and not for the purpose of influencing control or direction over ITH.  The Issuer will, however, review its holdings in ITH from time to time, and may increase or decrease its position as future circumstances dictate.

Grant of Incentive Stock Options

The Issuer also announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 1,200,000 common shares in the capital stock of the Issuer.  The options are exercisable at a price of CAD 2.18 for a period of two years ending August 8, 2010.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk Van Alphen, President & CEO

Business Telephone No.:  (604) 408-7488

Item 9.	Date of Report

August 8, 2008